Exhibit 99.4

TOTALFINAELF’s SALES IN THE FIRST QUARTER OF 2002

1.     CONSOLIDATED SALES

	2002	2001
	TOTALFINAELF	TOTALFINAELF
	(million euros)	(million euros)

UPSTREAM
First quarter	6,749	7,337

DOWNSTREAM
First quarter	15,268	18,515

CHEMICALS
First quarter	4,823	5,378

HOLDING
First quarter	28	19

Consolidation eliminations of internal sales
First quarter	– 3,084	– 3,927

CONSOLIDATED SALES
First quarter	23,784	27,322

The average Brent oil price fell by 18% to $21.1/b in the first quarter 2002 from $25.8/b in the first quarter 2001. European refining margins fell to one–sixth of the year–ago level to reach $2.4/t in the first quarter 2002, and petrochemical margins decreased to historic lows. Partially offsetting these impacts was a 5% increase in the dollar relative to the euro, with the average exchange rate settling to $0.88 per euro in the first quarter 2002.

2.    PARENT COMPANY’s SALES

	2002	2001
	(million euros)	(million euros)

OIL & GAS SALES
First quarter	935	1,112

SERVICES PERFORMED
First quarter	212	198

GLOBAL AMOUNT
First quarter	1,147	1,310

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